

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

NoAct
P.E. 1-23-07



07050065

March 30, 2007

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary
Viacom Inc.
1515 Broadway
New York, NY 10036

CBS CORP.

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/30/07

Re: Viacom Inc.
Incoming letter dated January 23, 2007

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

Dear Mr. Fricklas:

This is in response to your letter dated January 23, 2007 concerning the shareholder proposal submitted to Viacom by the Maryknoll Sisters of St. Dominic, Inc., Ellen Manchester, and the Province of St. Joseph of the Capuchin Order. We also have received a letter on the proponents' behalf dated February 21, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
APR 2 0 2007
1080

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

March 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Viacom Inc.
Incoming letter dated January 23, 2007

The proposal requests the board of directors to begin the process of divesting Paramount Pictures from the company to be realized by December 28, 2007.

We are unable to concur in your view that Viacom may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Viacom may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Viacom may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Viacom may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Rebekah J. Toton
Attorney-Adviser



BET Networks > Famous Music > MTV Networks > Paramount Pictures

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary

January 23, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Viacom Inc. – Shareholder Proposal Excludable under Rule 14a-8(i)(7) and Rule 14a-8(i)(3)

Ladies and Gentlemen:

Viacom Inc., a Delaware corporation (the "Company"), is filing this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") that was submitted by three separate proponents from its proxy statement and form of proxy (together, the "Proxy Materials") for its 2007 annual meeting of stockholders (the "Annual Meeting"). The Proposal was sent to the Company under cover of letters dated December 13, 2006. Copies of the Proposal and related correspondence are attached hereto as Exhibit A. The Company respectfully requests the advice of the Division of Corporation Finance (the "Staff") that it will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below.

The Company intends to file its definitive Proxy Materials with the Commission on or about April 20, 2007, and the Annual Meeting is scheduled to occur on May 30, 2007. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before the Company files its definitive Proxy Materials.

Background

The Proposal asks that the Viacom Board of Directors (the "Board") begin the process of divesting Paramount Pictures ("Paramount") from Viacom Inc. and complete that process by December 28, 2007. The supporting statement that accompanies the proposal notes the Company's current stock price and then quotes from media coverage of selective recent events at Paramount and the Company as well as to the portrayal of smoking in films, in particular youth-rated films.

1515 Broadway > New York > NY 10036 Tel > 212 258 6070 Fax > 212 258 6099 Email > michael.fricklas@viacom.com

The Company has received previous proposals similarly related to the portrayal of smoking in films from two of the current proponents in connection with both its 2004 annual meeting (the "2004 proposal") and its 2005 annual meeting (the "2005 proposal").

The 2004 proposal, submitted by the Province of Saint Joseph of the Capuchin Order and the As You Sow Foundation, dealt exclusively with the issue of the portrayal of smoking in youth-rated films and other programming, and asked the Company to, among other things, create a committee consisting of the outside directors of the Company to review data linking tobacco use by teens with tobacco use in youth-rated movies. The Company submitted a no-action request with respect to the 2004 proposal to the Staff in January 2004. Following the Staff's granting of a no-action request from *Time Warner, Inc.* (February 6, 2004) with respect to a proposal identical to the 2004 proposal, the proponents subsequently withdrew the 2004 proposal, and the Company withdrew its request for no-action relief.

In 2005, the same proponents submitted a similar proposal, this time asking that the Board's Compensation Committee, when setting executive compensation, include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet. The supporting statement that accompanied the 2005 proposal discussed matters relating to the portrayal of smoking in films, in particular youth-rated films. The Company submitted a no-action request with respect to the 2005 proposal to the Staff in January 2005. Again, following the Staff's granting of no-action requests from *The Walt Disney Company* (December 14, 2004) and *General Electric Company* (January 10, 2005) with respect to proposals identical to the 2005 proposal, the proponents subsequently withdrew the 2005 proposal, and the Company withdrew its request for no-action relief.

The Proposal is the latest attempt by the proponents to include in the Company's proxy statement what is fundamentally a proposal relating to the portrayal of smoking in films under the guise of another topic. The Company believes that the proponents are attempting to circumvent the Staff's previous relief with respect to proposals on this topic by modifying the purported subject matter of the proposal. Regardless of the proponents' true intention, however, the Company believes that the Proposal is nevertheless properly excludable for the reasons set forth below.

Discussion

The Proposal is properly excludable under Rule 14a-8(i)(7) as it relates to a divestiture that would be a non-extraordinary transaction.

Rule 14a-8(i) sets forth grounds on which a company may rely to exclude a shareholder proposal if such proposal is otherwise in compliance with the eligibility and procedural requirements of Rule 14a-8. One of these grounds is that the proposal deals with a matter relating to the company's "ordinary business operations."

The Company believes that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to a proposed transaction that would not be an extraordinary transaction. The proposal uses conclusory language in referring to a "sale or other extraordinary transaction," however there is no basis in law for concluding that a sale of Paramount Pictures would constitute an extraordinary transaction.

Section 271 of the General Corporation Law of the State of Delaware, which governs Viacom Inc. as a Delaware corporation, treats sales of "all or substantially all" of the assets of a corporation as extraordinary transactions requiring shareholder approval. Since the Entertainment Segment, which includes Paramount, among other assets, only accounted for approximately 25%, 31% and 3% of the total assets, consolidated revenues and operating income of the Company in 2005, any proposed divestiture of Paramount would clearly not be a sale of "all or substantially all" of the assets of the Company, and would thus not be an extraordinary transaction.

On numerous occasions, the Staff has considered proposals related to the sale of assets amounting to less than all or substantially all of the assets of a corporation and concluded that the disposition of such non-extraordinary corporate assets is part of a company's ordinary business operations. In *General Electric Co.* (January 22, 2001), which involved a proposal to divest NBC (which accounted for 5.2% of the total revenues of GE), the Staff determined that it would not recommend enforcement action to the Commission if GE omitted the proposal from its proxy materials because the proposal related "to ordinary business operations" (the Staff also commented in its response that the proposed disposition was not related to GE's core products and services). In *Sears, Roebuck and Co.* (February 7, 2000), which involved a proposal to hire an investment banking firm to arrange for the sale of all or *parts* of the company, the Staff noted that the "proposal appears to relate in part to non-extraordinary transactions." *See also Commercial National Financial Corporation* (March 20, 2006) (Staff permitted the exclusion of a proposal to explore strategic alternatives including non-extraordinary transactions), *Deckers Outdoor Corporation* (March 20, 2006) (Staff permitted the exclusion of a proposal to explore strategic alternatives including non-extraordinary transactions), *Bristol Myers Squibb* (February 22, 2002) (Staff permitted the exclusion of a proposal relating to sale, merger or other transaction for any or all assets), *Reader's Digest Ass'n, Inc.* (August 18, 1998) (Staff permitted the exclusion of a proposal to evaluate options for the reorganization or divestment of any or all company assets), *BankAmerica Corp.* (February 10, 1997) (Staff permitted the exclusion of a proposal to evaluate options for the divestment of certain assets), *Pinnacle West Capital Corp.* (March 28, 1990) (Staff permitted the exclusion of a proposal to separate banking, real estate and other assets not directly related to the production of electric power) and *Pinnacle West Capital Corp.* (March 10, 1989) (Staff permitted the exclusion of a proposal to divest through sale or spin-off all non-utility subsidiaries).

Similarly, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7) as it relates to a divestiture of a Company asset that would constitute a non-extraordinary transaction and requests that the Staff concur in its conclusion.

The Proposal is properly excludable under Rule 14a-8(i)(7) as it imposes a time-frame that infringes on the discretion of the officers and directors of the Company.

The Proposal also sets a deadline of December 28, 2007 for completing the process of divesting Paramount. In itself, this deadline, a mere seven months after the scheduled

Annual Meeting, infringes on the discretion of the officers and directors to conduct divestitures in a manner and on a time-frame that in their business judgment achieves the greatest benefit for the shareholders of the Company.

In its commentary to the release of the amendments to Rule 14a-8, the Commission noted as follows:

> The general underlying policy of the ordinary business exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems. The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> *　　*　　*
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company .... This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail or seeks to *impose specific time-frames* or methods for completing complex policies. (May 21, 1998, Release No. 34-40018; emphasis added).

The Company believes that the proponents' imposition of a time-frame that provides the Board with seven months in which to complete a sale of Paramount amounts to micro-managing the Company and proposes a level of shareholder oversight of the Company's ordinary business operations that is not appropriate. It is the job of the Board, the members of which are annually elected by shareholders, to make decisions about the Company's business operations. Not only might a sale of Paramount not be appropriate for business reasons, the inclusion of a deadline in a public filing would unnecessarily put pressure on the Company and the Board to sell regardless of the price or the appropriate timing and the pressure of such a time-frame would put the Company at a disadvantage in its negotiations with potential buyers, ultimately being detrimental to the shareholders of the Company.

The Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7) as it imposes a time-frame that infringes on the discretion of the officers and directors of the Company, and respectfully requests that the Staff concur in its conclusion.

The Proposal is properly excludable under Rule 14a-8(i)(7) because its underlying purpose relates to the portrayal of smoking in films.

In addition, the Staff has at least twice considered proposals that purported to be related to executive compensation, but were in fact motivated by youth smoking issues. *See General Electric Company* (January 10, 2005) and *The Walt Disney Company* (December 14, 2004). In each case, the Staff granted the company's request to exclude the proposal, stating "[t]here appears to be some basis for your view that [GE/Disney] may exclude the proposal under rule 14a-8(i)(7), as relating to [GE/Disney's] ordinary business operations. In this regard, *we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production.* Accordingly, we will not recommend enforcement action ..." (emphasis added). *See General Electric Company* (January 10, 2005); *The Walt Disney Company* (December 14, 2004).

The Company believes that its situation is analogous to the General Electric and Walt Disney examples, in so far as its 2005 proposal was identical to the ones received by General Electric and Walt Disney and, again this year, the underlying subject of the Proposal is youth smoking. The supporting statement to the Proposal includes an unsupported hypothesis that the stock of the Company is negatively impacted by the portrayal of smoking in Paramount movies. The proponents premise this argument on an alleged link between teen smoking and the portrayal of smoking in films. In addition to the General Electric and Disney no-action letters cited above, the Staff has recently and consistently held that shareholder proposals to review the alleged correlation between youth smoking and the portrayal of smoking in films and television programs are excludable under Rule 14a-8(i)(7) as relating to the nature, presentation and content of films and television programming. *See General Electric Company* (January 10, 2005)(proposal requesting the GE Board report to shareholders on the impact on adolescent health from exposure to smoking in GE movies and programming and plans to minimize such impact excludable under Rule 14a-8(i)(7) as relating to ordinary business operations); *The Walt Disney Company* (December 7, 2004) (same proposal and result as *General Electric*); *Time Warner, Inc.* (February 6, 2004)(proposal requesting the formation of a committee of directors to "'review data linking tobacco use by teens with tobacco use in [the registrant's] youth-rated movies'" and "propose a series of 'findings' by this committee aimed at eliminating 'smoking or tobacco promotion' in Time Warner's films and television programs" similarly excludable under Rule 14a-8(i)(7)); *The Walt Disney Company* (November 10, 1997)(proposal requesting that the board "'initiate a thorough and independent review' of various matters relating to the depiction of smoking in the Company's motion pictures and television programs and what influence such films and programs "'may have on youth attitudes and behaviors related to smoking'" excludable under Rule 14a-8(i)(7) as relating to "the Company's ordinary business operations *(i.e. the nature, presentation and content of programming and film production)*" (emphasis added)).

The production and distribution of films, programming and other content are important parts of the Company's ordinary day-to-day business. The Company produces and distributes programming on its cable television networks and related digital media outlets and produces and distributes films and television programs domestically and internationally through Paramount. The Company's decisions on the selection, development, production, distribution and broadcasting of its films, programming and content are an important aspect of its business and ones that are appropriately made by management, not shareholders.

The Company does not believe that the thrust and focus of the Proposal relates to a sale of Paramount. Rather, the Company believes that the Proposal truly relates to youth smoking, and is therefore appropriately excludable under Rule 14a-8(i)(7) as relating to the nature, presentation and content of film and television programming. The Company respectfully requests the Staff's concurrence that it may properly exclude the Proposal on this basis.

The Proposal is properly excludable under Rule 14a-8(i)(3) as its supporting statement is irrelevant to the subject matter of the Proposal.

Rule 14a-8(i)(3) provides that shareholder proposals may be properly excluded if the proposal or supporting statement is contrary to the SEC's proxy rules. In Staff Legal Bulletin No. 14B (September 15, 2004)("SLB 14B"), the Staff clarified its position with respect to the exclusion of shareholder proposals in reliance on Rule 14a-8(i)(3). Of particular relevance to the Proposal, the Staff highlighted situations when modification or exclusion of a proposal may be appropriate, including where:

> substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

The Company believes the Proposal is excludable under Rule 14a-8(i)(3) because the matters addressed by the supporting statement do not relate to the supposed subject matter of the Proposal – i.e. a sale of Paramount. The supporting statement that accompanies the proposal notes the Company's current stock price and then quotes from media coverage of recent events at Paramount and the Company, including the firing of Tom Cruise, the firing of former Viacom CEO Tom Freston and the restructuring of the pay of Viacom's chairman and controlling shareholder (each of which is largely or wholly irrelevant to the sale of Paramount). The supporting statement also hypothesizes that the portrayal of smoking in films, in particular youth-rated films, may be another negative element related to the Company's stock value. The Company believes the proponents true primary focus is the issue of the portrayal of smoking in films, an issue raised by some of the proponents in the past. The Company further believes that these statements, which permeate the Proposal and thus should be assessed in their entirety, warrant exclusion of the entire Proposal.

If the Staff does not agree that the Proposal is excludable in its entirety based upon the arguments set forth in this letter, the Company asks that, at a minimum, it be permitted to exclude those portions of the supporting statement that are irrelevant to a consideration of the subject matter of the proposal. On numerous occasions, the Staff has allowed the exclusion of supporting statements (or portions thereof) that are unrelated to the primary subject of the proposal, in particular as such statements may be misleading in violation of Rule 14a-9. *See Sara Lee Corporation* (March 11, 2004)(Staff permitted the entire supporting statement to be excluded as unrelated to proposal on charitable contributions); *Albertsons, Inc.* (March 1, 2004)(Staff required the deletion of a discussion regarding farmed salmon and shrimp in proposal relating to annual elections for directors); *Dominion Resources, Inc.* (January 24, 2002)(Staff required the deletion of a discussion of the relocation of the company's headquarters in the supporting statement for proposal relating to poison pills); *Burlington Northern Sante Fe Corporation* (January 31, 2001) (Staff permitted the exclusion of statements regarding hazardous waste and environmental matters from a proposal on shareholder rights plans); *R.J. Reynolds Tobacco Holdings, Inc.* (January 23, 2001)(Staff permitted the exclusion of statements unrelated to the proposal to compensate directors solely in stock).

Conclusion

For the several reasons set forth above, the Company respectfully requests the concurrence by the Staff in its conclusions that it may properly exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(7), or in the alternative, Rule 14a-8(i)(3). The Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed and a copy of this letter, including Exhibit A, is being sent simultaneously to each of the proponents.

If you have any questions regarding this request or require additional information, please do not hesitate to contact Allison Gray at (212) 846-7821 or the undersigned at (212) 846-6070. If the Staff is unable to concur with the Company's conclusions with respect to the excludability of the Proposal, the Company respectfully requests the opportunity to discuss the Proposal with members of the Staff prior to the issuance of any written response. Thank you for your attention to this matter.

Very truly yours,



Michael D. Fricklas

Enclosure: Exhibit A – Proposals and related correspondence.

cc: As You Sow Foundation
Maryknoll Sisters
Province of Saint Joseph of the Capuchin Order

EXHIBIT A



—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575


RECEIVED
DEC 15 2006
MICHAEL D. FRICKLAS

December 13, 2006

Michael D. Fricklas, Secretary
Viacom, Inc.
515 Broadway,
New York, NY 10036-5794

Dear Mr. Fricklas,

The Maryknoll Sisters of St. Dominic, Inc., are the beneficial owners of over $2000 worth of Class A shares of Viacom, Inc. These shares have been held continuously for over a year and the Sisters will maintain ownership at least until after the next annual meeting. A letter of verification of ownership is enclosed.

I am authorized, as the Maryknoll Sisters' representative, to notify you of the Sisters' intention to file the attached proposal. This is the same proposal that is also being submitted by the Province of St. Joseph of the Capuchin Order. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact for this resolution is Rev. Michael Crosby of the Province of St. Joseph of the Capuchin Order. We look forward to discussing this concern with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc

VIACOM

WHEREAS, Viacom has been experiencing upheaval with much of this related to its Paramount Pictures division. *The New York Times* noted (07.22.06): "It was not supposed to be this way. When **Viacom** announced last year that it would split into two companies—Viacom and CBS—Wall Street's darling was Viacom." It continued: "Since the January split, stock in CBS, which also owns the CBS network, has risen 9 percent. Viacom's stock, meanwhile, has been pummeled, falling nearly 20 percent, to close yesterday at $33.47 a share." Since then, CBS stock has paid dividends; Viacom's has none. Meanwhile Disney's and Time Warner's stock, as Viacom's peers, also were at their 2006 highs when this shareholder resolution was submitted; its stock was only mid-range.

The Economist noted in "The Dog Days of Sumner" (09.07.06): "Now aged 83, Sumner Redstone shows no sign of easing up. A fortnight ago, the tycoon fired Tom Cruise, accusing the hitherto most bankable asset of his media conglomerate's Paramount studio of being someone who 'effectuates creative suicide'. Not content with that, Mr Redstone this week fired Tom Freston, the chief executive of Viacom, Paramount's parent, less than two months after saying that he could envisage 'no circumstance' in which he would dismiss him." The article noted: "Since the split, shares in CBS have risen steadily, whereas Viacom's shares have lost more than a quarter of their value. They tumbled further on news of Mr Freston's unexpected departure."

Around the same time, *The Wall Street Journal* indicated that some of the financial problems at Viacom (09.06.06) came also from another source: "In yet another effort to restore investor confidence, **Viacom** said," (09.25.06) "that its chairman and controlling shareholder, Sumner M. Redstone, was restructuring his pay to more clearly align it with shareholders interests and to base it on the company's financial performance" (*NYT* 09.26.06).

Another negative element about Paramount Pictures may relate to tobacco portrayals in its youth-friendly movies. It has been shown these are a main cause of youth initiation of smoking. Unlike its peers, Disney and Time Warner, who have initiated efforts to address tobacco use in movies, Viacom has deferred to the Motion Picture Association of America to address the issue. If it can be shown that Paramount did not act sufficiently forcefully to deal with its movies' influencing youth initiation of smoking, this inaction may stain Viacom's reputation, further diluting Viacom's stock value.

While the *Economist* article noted above opined it might be time to consider "merging Viacom with CBS," the shareholders proposing this resolution believe that it might be best, before this occur, if Viacom divest Paramount.

Hence the resulting resolution:

RESOLVED that shareholders request the Viacom Board of Directors to begin the process of divesting (via sale or other extraordinary transaction) Paramount Pictures from Viacom, Inc. to be realized by December 28, 2007.

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5237
Fax (914) 921-5060
www.gabelli.com
cdesmarais@gabelli.com


CASH FLOW
RESEARCH

Gabelli Asset Management Company

December 6, 2006

To Whom It May Concern:

This letter will serve as notification that as of December 6th, 2006, Gabelli & Company on behalf of the Maryknoll Sisters of St. Dominic Inc., is a beneficial owner of at least $2,000 worth of Viacom Inc. Class A. They have been a beneficial owner for more than one year and will continue to be legal shareholders at least until the next annual meeting.

If you have any questions, please call me at (914) 921-5237.

Sincerely,

Christopher Desmarais
Senior Vice President

December 13, 2006


As You Sow
Planting Seeds for Social Change

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

Mr. Michael Fricklas
Secretary
Viacom Inc.
1515 N. Broadway
New York, NY 10036-5794

Dear Mr. Fricklas,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Mrs. Ellen Manchester who is a beneficial shareholder of Viacom Class A stock.

I am hereby authorized to notify you that Mrs. Manchester is co-filing the enclosed resolution with the Province of St. Joseph of the Capuchin Order – represented by Rev. Michael H. Crosby, OFMCap - so that it will be included in the 2007 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934; and presented for consideration and action by the stockholders at the next annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

The resolution asks the Board of Directors to begin the process of divesting (via sale or other extraordinary transaction) Paramount Pictures from Viacom, Inc.

Mrs. Manchester has asked As You Sow to represent her in this matter. Mrs. Manchester has held her shares continuously for over a year and will continue to hold shares in the company through the date of the annual general meeting. Proof of ownership of shares is enclosed. Please forward any correspondence relating to this matter to As You Sow.

Sincerely,

Michael Passoff
Associate Director
Corporate Social Responsibility Program

Cc:
Rev. Michael H. Crosby, OFMCap, the Province of St. Joseph of the Capuchin Order
Cathy Rowan, Sisters of Maryknoll
Julie Wokaty, Interfaith Center for Corporate Responsibility


RECEIVED
DEC 14 2006
MICHAEL D. FRICKLAS

VIACOM

WHEREAS, Viacom has been experiencing upheaval with much of this related to its Paramount Pictures division. *The New York Times* noted (07.22.06): "It was not supposed to be this way. When **Viacom** announced last year that it would split into two companies—Viacom and CBS—Wall Street's darling was Viacom." It continued: "Since the January split, stock in CBS, which also owns the CBS network, has risen 9 percent. Viacom's stock, meanwhile, has been pummeled, falling nearly 20 percent, to close yesterday at $33.47 a share." Since then, CBS stock has paid dividends; Viacom's has none. Meanwhile Disney's and Time Warner's stock, as Viacom's peers, also were at their 2006 highs when this shareholder resolution was submitted, its stock was only mid-range.

The Economist noted in "The Dog Days of Sumner" (09.07.06): "Now aged 83, Sumner Redstone shows no sign of easing up. A fortnight ago, the tycoon fired Tom Cruise, accusing the hitherto most bankable asset of his media conglomerate's Paramount studio of being someone who 'effectuates creative suicide'. Not content with that, Mr Redstone this week fired Tom Freston, the chief executive of Viacom, Paramount's parent, less than two months after saying that he could envisage 'no circumstance' in which he would dismiss him." The article noted: "Since the split, shares in CBS have risen steadily, whereas Viacom's shares have lost more than a quarter of their value. They tumbled further on news of Mr Freston's unexpected departure."

Around the same time, *The Wall Street Journal* indicated that some of the financial problems at Viacom (09.06.06) came also from another source: "In yet another effort to restore investor confidence, **Viacom** said," (09.25.06) "that its chairman and controlling shareholder, Sumner M. Redstone, was restructuring his pay to more clearly align it with shareholders interests and to base it on the company's financial performance" (*NYT* 09.26.06).

Another negative element about Paramount Pictures may relate to tobacco portrayals in its youth-friendly movies. It has been shown these are a main cause of youth initiation of smoking. Unlike its peers, Disney and Time Warner, who have initiated efforts to address tobacco use in movies, Viacom has deferred to the Motion Picture Association of America to address the issue. If it can be shown that Paramount did not act sufficiently forcefully to deal with its movies' influencing youth initiation of smoking, this inaction may stain Viacom's reputation, further diluting Viacom's stock value.

While the *Economist* article noted above opined it might be time to consider "merging Viacom with CBS," the shareholders proposing this resolution believe that it might be best, before this occur, if Viacom divest Paramount.

Hence the resulting resolution:

RESOLVED that shareholders request the Viacom Board of Directors to begin the process of divesting (via sale or other extraordinary transaction) Paramount Pictures from Viacom, Inc. to be realized by December 28, 2007.



RBC Dain Rauscher

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104
(415) 445-8306
(415) 445-8313 Fax
(866) 408-2667 Toll Free

November 8, 2006

To Whom It May Concern,

This letter is to confirm that Ellen Manchester is the beneficial owner of Viacom Class A stock, and that these shares have been held continuously for at least one year and will be held though the date of the company's next annual meeting.

Sincerely,

Scott Bryan
Financial Consultant
SRI Wealth Management Group / RBC Dain Rauscher
345 California Street, 29th Floor
San Francisco, CA 94104

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Allison S. Gray
Vice President, Counsel
Corporate, Transactions & Securities

Tel 212 846 7821
Fax 212 846 1433
e-mail: allison.gray@viacom.com

VIACOM

By Facsimile (415-391-3245) and DHL

Mr. Michael Passoff
Associate Director
Corporate Social Responsibility Program
The As You Sow Foundation
311 California Street, Suite 510
San Francisco, CA 94104

Re: Shareholder Proposal

Dear Mr. Passoff:

We have received the shareholder proposal that you have submitted on behalf of Mrs. Ellen Manchester to Viacom Inc. under SEC Rule 14a-8.

Rule 14a-8 provides that the shareholder submitting the proposal must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit your proposal. I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. The evidence of ownership we received from RBC Dain Rauscher (attached) is not clear that Mrs. Manchester owns at least $2,000 in market value of Viacom's Class A common stock.

I am writing to request that you provide evidence, within 14 calendar days of receiving this letter, of Mrs. Manchester's ownership of the required amount of Viacom Class A common stock. Please direct the evidence to my attention. In addition, please verify that the As You Sow Foundation has been properly authorized by Mrs. Manchester to submit this shareholder proposal on her behalf. If Mrs. Manchester does not have the required holdings of Class A common stock, then the proposal is not eligible to be presented at our stockholders meeting, and we respectfully request that you withdraw the proposal.

Thank you.



Allison S. Gray
Assistant Secretary

December 27, 2006

cc: Michael D. Fricklas
Keyes Hill-Edgar

539106v2

- §240.14a-8 **Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.



RBC
Dain Rauscher

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104
(415) 445-8306
(415) 445-8313 Fax
(866) 408-2667 Toll Free

November 8, 2006

To Whom It May Concern,

This letter is to confirm that Ellen Manchester is the beneficial owner of Viacom Class A stock, and that these shares have been held continuously for at least one year and will be held though the date of the company's next annual meeting.

Sincerely,

Scott Bryan
Financial Consultant
SRI Wealth Management Group / RBC Dain Rauscher
345 California Street, 29th Floor
San Francisco, CA 94104

MESSAGE CONFIRMATION

DEC-27-2006 12:29 PM WED

FAX NUMBER : 12128461899
NAME : LEGAL DEPT 51

NAME/NUMBER	:	914153913245
PAGE	:	4
START TIME	:	DEC-27-2006 12:28PM WED
ELAPSED TIME	:	01'26"
MODE	:	STD ECM
RESULTS	:	[O.K]

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Allison S. Gray
Vice President, Counsel
Corporate, Transactions & Securities

Tel 212 846 7821
Fax 212 846 1433
e-mail allison.gray@viacom.com

By Facsimile (415-391-3245) and DHL

VIACOM

Mr. Michael Passoff
Associate Director
Corporate Social Responsibility Program
The As You Sow Foundation
311 California Street, Suite 510
San Francisco, CA 94104

Re: Shareholder Proposal

Dear Mr. Passoff:

We have received the shareholder proposal that you have submitted on behalf of Mrs. Ellen Manchester to Viacom Inc. under SEC Rule 14a-8.

Rule 14a-8 provides that the shareholder submitting the proposal must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit your proposal. I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. The evidence of ownership we received from RBC Dain Rauscher (attached) is not clear that Mrs. Manchester owns at least $2,000 in market value of Viacom's Class A common stock.

I am writing to request that you provide evidence, within 14 calendar days of receiving this letter, of Mrs. Manchester's ownership of the required amount of Viacom Class A common stock. Please direct the evidence to my attention. In addition, please verify that the As You Sow Foundation has been properly authorized by Mrs. Manchester to submit this shareholder proposal on her behalf. If Mrs. Manchester does not have the required holdings of Class A common stock, then the proposal is not eligible to be presented at our stockholders meeting, and we respectfully request that you withdraw the proposal.

Thank you.



Allison S. Gray
Assistant Secretary

December 27, 2006

cc: Michael D. Fricklas
Keyes Hill-Edgar

539106v2


As You Sow
Planting Seeds for Social Change

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

Fax Cover Sheet

Date 1/9/07

To/Fax Allison Gray
212-~~846-1433~~ fax
298-8460

From Michael Passoff

Re Shareholder Proposal

Total pages being transmitted, including cover page 4

Remarks Proof of ownership + authorization letter

CONFIDENTIALITY NOTICE




As You Sow
Planting Seeds for Social Change

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

January 8, 2007

Allison Gray,
Vice President, Counsel,
Corporate Transaction & Securities

Dear Ms. Gray,

Included is an authorization letter allowing As You Sow to represent Ellen Manchester, and a proof of ownership letter provided by RBC Dain Rauscher. Please note that, as stated in our filing letter, Rev Mike Crosby and the Province of St. Joseph of the Capuchin Order are the lead filers of this resolution. The province of St. Joseph has continuously owned at least $2,000 worth of Viacom Class A stock for over one year and will be holding this stock through next year's annual meeting. Mrs. Manchester is simply a co-filer.

Please let me know if you have any additional questions,

Yours,

Michael Passoff
Associate Director
Corporate Social Responsibility Program



100% PCW, PCF



ROBERT DAWSON
ELLEN MANCHESTER

870 Noe Street
San Francisco, CA 94114
Phone: (415) 282-8431
FAX: (415) 643-1650
landscape@igc.org
ellenm@earthisland.org

January 8, 2007

Mr. Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. Passoff,

I hereby authorize As You Sow to file a shareholder resolution on my behalf at Viacom Inc.

The resolution asks the company's Board of Directors to begin the process of divesting (via sale or other extraordinary transaction) Paramount Pictures from Viacom, Inc.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Ellen Manchester



RBC
Dain Rauscher

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104
(415) 445-8306
(415) 445-8313 Fax
(866) 408-2667 Toll Free

January 9, 2007

To Whom It May Concern,

This letter is to confirm that Ellen Manchester is the beneficial owner of 27 shares of Viacom A (VIA) stock, and that these shares have been held continuously for at least one year and will be held though the date of the company's next annual meeting.

Sincerely,

Scott Bryan
Financial Consultant
SRI Wealth Management Group
RBC Dain Rauscher

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265

December 13, 2006

Mr. Sumner Redstone, Chairman
Viacom Inc.
1515 N. Broadway
New York, NY 10036-5794

Dear Mr. Redstone:

It has been disappointing, as shareholders, to read about the difficulties Viacom seems to be having, in large part, with various dimensions related to its Paramount Pictures division. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has continuously owned at least $2,000 worth of Viacom Class A stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy.

I am hereby authorized, as the Corporate Responsibility Agent of the Province, to file the enclosed shareholder resolution for inclusion in the proxy statement for the next annual meeting of the shareholders of Viacom Inc. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting. Verification of our ownership will come under separate cover.

I would be very happy to meet with you and/or your representatives about the matter addressed in the enclosed resolution.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
enc

VIACOM

WHEREAS, Viacom has been experiencing upheaval with much of this related to its Paramount Pictures division. *The New York Times* noted (07.22.06): "It was not supposed to be this way. When **Viacom** announced last year that it would split into two companies—Viacom and CBS—Wall Street's darling was Viacom." It continued: "Since the January split, stock in CBS, which also owns the CBS network, has risen 9 percent. Viacom's stock, meanwhile, has been pummeled, falling nearly 20 percent, to close yesterday at $33.47 a share." Since then, CBS stock has paid dividends; Viacom's has none. Meanwhile Disney's and Time Warner's stock, as Viacom's peers, also were at their 2006 highs when this shareholder resolution was submitted; its stock was only mid-range.

The Economist noted in "The Dog Days of Sumner" (09.07.06): "Now aged 83, Sumner Redstone shows no sign of easing up. A fortnight ago, the tycoon fired Tom Cruise, accusing the hitherto most bankable asset of his media conglomerate's Paramount studio of being someone who 'effectuates creative suicide'. Not content with that, Mr Redstone this week fired Tom Freston, the chief executive of Viacom, Paramount's parent, less than two months after saying that he could envisage 'no circumstance' in which he would dismiss him." The article noted: "Since the split, shares in CBS have risen steadily, whereas Viacom's shares have lost more than a quarter of their value. They tumbled further on news of Mr Freston's unexpected departure."

Around the same time, *The Wall Street Journal* indicated that some of the financial problems at Viacom (09.06.06) came also from another source: "In yet another effort to restore investor confidence, **Viacom** said," (09.25.06) "that its chairman and controlling shareholder, Sumner M. Redstone, was restructuring his pay to more clearly align it with shareholders interests and to base it on the company's financial performance" (*NYT* 09.26.06).

Another negative element about Paramount Pictures may relate to tobacco portrayals in its youth-friendly movies. It has been shown these are a main cause of youth initiation of smoking. Unlike its peers, Disney and Time Warner, who have initiated efforts to address tobacco use in movies, Viacom has deferred to the Motion Picture Association of America to address the issue. If it can be shown that Paramount did not act sufficiently forcefully to deal with its movies' influencing youth initiation of smoking, this inaction may stain Viacom's reputation, further diluting Viacom's stock value.

While the *Economist* article noted above opined it might be time to consider "merging Viacom with CBS," the shareholders proposing this resolution believe that it might be best, before this occur, if Viacom divest Paramount.

Hence the resulting resolution:

RESOLVED that shareholders request the Viacom Board of Directors to begin the process of divesting (via sale or other extraordinary transaction) Paramount Pictures from Viacom, Inc. to be realized by December 28, 2007.


The BANK
of NEW YORK.

The Bank of New York
111 Sanders Creek Parkway
East Syracuse, NY 13057

Attn: Scott McNulty

The Bank of New York

Verification of Stock Owner Ship

Province of St Joseph of the Capuchin Order

December 13, 2006

Mr. Summer Redstone, Chairman
Viacom Inc.
1515 N. Broadway
New York, NY 10036-5794

Province of St Joseph of the Capuchin Order

Account #000794603

Province of St Joseph of the Capuchin Order has a continuous holding of over the past year in the securities of VIACOM INC NEW CL A CUSIP # 92553P102 with a market value of at least $2,000.00

Sincerely,

Scott R. McNulty
Administrator

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Allison S. Gray
Vice President, Counsel
Corporate, Transactions & Securities

Tel 212 846 7821
Fax 212 846 1433
e-mail: allison.gray@viacom.com

VIACOM

By Facsimile (414-271-0631) and DHL

Reverend Michael H. Crosby
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Re: Shareholder Proposal

Dear Reverend Crosby:

We have received the shareholder proposal that you have submitted on behalf of the Province of St. Joseph of the Capuchin Order (the "Province") to Viacom Inc. under SEC Rule 14a-8.

Rule 14a-8 provides that you must provide us with a written statement from the record holder of your securities verifying that, at the time you submitted your proposal, you have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit your proposal. I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. Although you state in your cover letter that verification of your ownership will come under separate cover, we have not yet received such verification.

I am writing to request that you provide evidence, within 14 calendar days of receiving this letter, of the Province's ownership of at least $2,000 in market value of Viacom Class A common stock. Please direct the evidence of ownership to my attention. If the Province does not have the required holdings of Class A common stock, then the proposal is not eligible to be presented at our stockholders meeting, and we respectfully request that you withdraw the proposal.

Thank you.



Allison S. Gray
Assistant Secretary

December 27, 2006

cc: Michael D. Fricklas
Keyes Hill-Edgar

539105v2

• §240.14a-8 **Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

MESSAGE CONFIRMATION

DEC-27-2006 12:00 PM WED

FAX NUMBER : 12128461899
NAME : LEGAL DEPT 51

NAME/NUMBER : 914142710637
PAGE : 4
START TIME : DEC-27-2006 11:57AM WED
ELAPSED TIME : 02'52"
MODE : STD G3
RESULTS : [O.K]

---

viacom

Allison S. Gray
Vice President, Counsel
Viacom Inc.
1515 Broadway
New York, NY 10036
Tel: 212-846-7821
Fax: 212-298-8460
allison.gray@viacom.com

FAX

To:	Rev. Michael H. Crosby, Province of Saint Joseph of the Capuchin Order		
Fax:	414-271-0637	Pages (including cover):	4
Phone:	414-271-0735	Date:	December 27, 2006
From:	Allison S. Gray	cc:	
Re:	Shareholder Proposal		

Comments: Please see the attached letter.

531741v1

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 21, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Viacom, Inc.

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, The Maryknoll Sisters of St. Dominic and the As You Sow Foundation (acting on behalf of Mrs. Ellen Manchester) (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Viacom, Inc. (hereinafter referred to either as "Viacom" or the "Company"), and who have jointly submitted a shareholder proposal to Viacom, to respond to the letter dated January 23, 2007, sent to the Securities & Exchange Commission by the Company, in which Viacom contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Viacom's year 2007 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests Viacom to divest a major subsidiary via sale or other extraordinary transaction.

RULE 14a-8(i)(7)

A. Extraordinary Transaction

The Company appears to argue that the term "extraordinary transaction" should be confined to instances where the Corporation Law of Delaware provides a shareholder vote. Nothing in logic or staff interpretation supports such a view. We note that whether a shareholder vote is required varies from state to state. Indeed, some states have not required such a vote even on the sale of substantially all assets and the Model Act (Section 12.02) would not require a vote although 75% of the company was being sold. In short, whether a vote is required under state law should be no more determinative of whether a transaction is "extraordinary" or is "ordinary business", than it is when state law gives the directors power over the subject matter of shareholder proposals that raise other "important matters of policy". (See Release 34-40018 (May 21, 1998) (proposals that relate to ordinary business matters but that focus on "sufficiently significant policy issues . . . would not be considered excludable, because the proposals would transcend the day to day business matters . . . .")). Similarly, in the instant case, whether shareholders should be able to vote on advisory shareholder proposals that raise important matters of policy because they relate to extraordinary transactions should be a matter of federal law rather than state law. And federal law should allow communication among shareholders, via Rule 14a-8, on any matter that is significant and important to those shareholders. Extraordinary transactions are among those matters of importance to shareholders and whether a matter is "extraordinary" should be determined by whether it would have a very significant impact on the registrant, and should not be determined by whether the state corporation law requires a vote. The state corporation law is drafted to provide legal rights; Rule 14a-8 is drafted to provide communication among shareholders. Since their purposes are so different, it should not be surprising if the ability of shareholders to vote on a matter is also different.

That what is an "extraordinary transaction" may vary with the context is illustrated by the fact that Viacom itself has given that term a much broader meaning than it is contending for in its no-action letter request. Thus in both its Senior Executive Short Term Investment Plan (see Article III; available as Exhibit 10.10 to Viacom's 2005 10-K) and in its Long-Term Management Incentive Plan (see Section 6.5; available as Exhibit 10.12 to Viacom's 2005 10-K), Viacom lists recapitalizations, divestitures, spin-offs "or other similar corporate transaction[s] or event[s] or *any other extraordinary event[s]*" as matters that would trigger changes in management compensation.

In summary, whether or not shareholder approval is required is not the test to determine whether or not a transaction is "ordinary". Rather, that determination should be based on a segment's significance to the Company, including, inter alia, its contribution to revenues, earnings or net income. In the instant case, it is readily apparent that a major change in the business and operations of the Company would result from a spin-off of the Company's Entertainment segment.

Paramount is a very significant segment for Viacom, and a proposal for its sale or other disposition by an "extraordinary transaction" raises a significant policy issue for its shareholders. As set forth in Viacom's 10-Q for the quarter ended September 30, 2006, the revenues produced by the Entertainment Segment were 36% of total revenue. We note that that 36% was also the approximate percent of total revenues earned by the entire Viacom Segment in the last full year (2004) before it was spun off from CBS. We submit that, both as a realistic matter and as an investment matter, the spin off of Viacom, as well as a projected spin off of Paramount, is each an "extraordinary transaction".

The no-action letters cited by the Company fail to support its case. Remember that the Proponents' shareholder proposal is, by its terms, limited to transactions that involve a "sale or other extraordinary transaction". No such limitation was present in the proposals at issue in several of the no-action letters cited by the Company. In six of the letters, the proposals were, by their own terms, sufficiently broad to encompass many types of non-extraordinary transactions. For example, in *Commercial National Financial Corporation* (March 20, 2006) the proposal requested retention of "an investment banking firm to explore all strategic alternatives to maximize shareholder value", and was specifically not limited to the sale or merger of the registrant. Presumably strategic alternatives other than sale or merger might include, for example, new management or cost cutting or closing factories or outsourcing. Accord *Deckers Outdoor Corporation* (March 20, 2006) (virtually identical language); *Bristol-Myers Squibb Company* (February 22, 2006) (listed by Company as 2002) (virtually identical language); *Sears, Roebuck and Co.* (February 7, 2000) (proposal for "sale of all or [any unspecified] parts of the Company"); *Reader's Digest Association, Inc.* (August 18, 1998) ("divestment of any or all company assets").

In the remaining four letters cited by Viacom, divestment of some specified assets were called for, but in each case the assets suggested for sale were either an insignificant or even a tiny portion of the registrant, and not, as in the instant case, one of its two principal businesses, representing 36% of its total revenue. Thus in *BankAmerica Corp.* (February 10, 1997) the proponent requested divestiture of "excess liquid assets" and "non-core underperforming assets". In *Pinnacle West Capital Corp* (March 28, 1990) and *Pinnacle West Capital Corp* (March 10, 1989) the proponent requested the divestiture of "all non-utility subsidiaries". According to the registrant's 1994 10-K (the earliest available on EDGAR), the non-utility subsidiary's revenue in 1991 was $12.7 million compared with utility revenue of $1.515.3 million, or about eight-tenths of one percent of total revenue, in contrast the Viacom segment at issue's percentage of 36% of total revenue. Finally, in *General Electric Company* (January 22, 2001), as the Company notes in its letter, the subsidiary to be divested accounted for only about 5% of GE's total revenue.

In summary, not one of the ten letters cited by the Company is comparable to the instant case. In six letters, the proposal was phrased to include minor events that would not raise important policy issues and in four letters the proposal concerned the disposition of specific assets that constituted but a small portion of the registrant's business, and thus similarly failed to raise important policy issues. In contrast, the Proponents' shareholder proposal is limited to a "sale or other extraordinary transaction" of a very major segment of Viacom's business, representing 36% of its total sales.

Consistent with this analysis, the Staff has uniformly held that a transaction that would lead to the separation of one of the registrant's principal business units is, by its very nature, extraordinary. For example, in *Sears, Roebuck and Co.* (March 16, 1992) the Staff described the proposal as one to "consider a spin-off of the Company's financial services divisions" and stated: "In the staff's view, the proposal is directed at the Board undertaking the steps leading to a potential divestiture (e.g., spin-off) of the Company's non-merchandizing groups. It appears, therefore, that the object of the proposal relates to decisions concerning extraordinary corporate transactions rather than to matters involving the operation of the Company's ordinary business. Under these circumstances, we are unable to conclude that paragraph (c)(7) of rule 14a-8 provides a basis to exclude this proposal from the Company's proxy materials."). In this, the Staff was simply following the directions set forth by the Commission itself in 1975. That Commission action arose out of a proposal submitted to American Telephone & Telegraph to spin off Western Electric. The Staff found that the proposal was not excludable under Rule 14a-8(c)(7) (the predecessor of the present rule (i)(7)). *American Telephone & Telegraph Co.* (January 29, 1975). AT&T then appealed to the full Commission, which affirmed the Staff letter. *American Telephone & Telegraph Co.* (February 5, 1975) ("The Commission . . . has reviewed this matter . . . and has determined not to reverse the staff's informal advice.")

The Staff has consistently followed the Commission's directions ever since with respect to the sale or spin off of any significant subsidiary, without making inquiry as to whether that subsidiary represented 46%, 36%, 26% or any other percentage of the combined company's sales, assets, earnings etc. See *Gyrodyne Company of America, Inc* (August 20, 1999), where the Staff refused to exclude on ordinary business grounds a proposal (#4) relating to the sale of the second largest asset held by the registrant, which was a real estate company, Similarly, the Staff has taken the position that a proposal that would lead to the separation of a company's businesses "relates to a decision concerning extraordinary corporate transactions rather than to matters involving the operation of the company's ordinary business"; *Stone & Webster, Incorporated* (February 22, 1996) (proposal to take the necessary steps to sell, distribute or spin-off the company's non-core businesses and its real estate holdings). See also *American Home Products Corporation* (February 17, 1998) (proposal to "separate the company's contraceptive business from all non-contraceptive businesses", which contraceptives business represented less than 5% of net sales and assets and less than 10% of net earnings; American Home Products

Corporation unsuccessfully argued that because the contraceptives business accounted for such a small segment of company's operations, earnings and profits and its separation from the other businesses would not require shareholder approval, the proposal to separate the business units concerned ordinary business matters.); *RJR Nabisco Holdings Corp.* (December 15, 1995) (proposal that the company "take the necessary steps to accomplish the separation of the Corporation's non-tobacco business from all its tobacco businesses no later than January 1, 1997", where the Staff specifically stated: "In the staff's view, the proposal is directed at the board undertaking steps that will lead to the separation of the Company's businesses. It appears, therefore, that the object of the proposal relates to a decision concerning extraordinary corporate transactions rather than to matters involving the operation of the Company's ordinary business."); *Eastman Chemical Company* (February 16, 1996) (identical proposal and identically worded Staff response); *The Quaker Oats Company* (December 28, 1995) where the proposal called for the separation of the "Foods and Beverages Businesses" into separate companies, the Staff stated: "In the staff's view, the proposal is directed at the board undertaking steps that could lead to the separation of the Company's businesses. It appears, therefore, that the object of the proposal relates to a decision concerning extraordinary corporate transactions rather than to matters involving the operation of the Company's ordinary business. Consequently, the Division does not believe that rule 14a-8(c)(7) may be relied upon as a basis to omit the proposal from the Company's proxy materials."); *Texaco Inc.* (March 26, 1986) (proposal to separate into separate companies the refining/marketing operations and the exploration/production operations); *The Wiser Oil Company* (June 26, 1985) (spin off registrant's production facilities); *American Telephone and Telegraph Co.* (January 17, 1980) (spin off Western Electric) (again! apparently AT&T couldn't take no for an answer).

As these no-action letters (and Commission action) over a period of more than thirty year clearly demonstrate, shareholder proposals to separate, divest or sell significant segments of a company's business constitute proposals concerning extraordinary transactions. The proposal by the Proponents' clearly meets this criterion.

B. Time Frame

The Company misapprehends the nature of the Commission's statement in Release 34-40018, as well as omitting the paragraph in the Release following the second one that it quotes on page 4 of its letter. The pertinent part of that next paragraph follows:

> A similar discussion in the Proposing Release of the primary considerations underlying our interpretation of the "ordinary business" exclusion as applied to such proposals raised some questions and concerns among some of the *commenters. Because of that concern, we are providing clarification* of that position. . . .More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. We cited examples

such as where the proposal seeks intricate detail, or seeks to impose specific time-frames or to impose specific methods for implementing complex policies. Some commenters thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." [Footnote omitted.]We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations. n47 [Footnote 47 reads: "See, e.g., Roosevelt v. E.I. Du Pont De Nemours & Co. 958 F.2d at 424-427 (one-year difference in timing of CFC production phase-out does not implicate significant policy, but longer period might implicate significant policy. . . .).]

The Release clearly states not only that including a time-frame does not necessarily raise an ordinary business problem, but also, as illustrated by the *Roosevelt* case discussion, indicates that its primary concern is whether what would otherwise be an issue of policy loses that status when the registrant has agreed to do the requested action by a given date, but the shareholder wants more rapid action. Such is not the case here.

In addition, one can take note of the fact that time limits are routinely included in many shareholder proposals, such as compiling a report by a given date. But such time limits are also routine in substantive, non-report, requests. Indeed, they were present in several of the proposals that we have cited in the prior subsection of this letter, including *American Home Products Corporation* (February 17, 1998), *Eastman Chemical Company* (February 26, 1996) and *RJR Nabisco Holdings Corp.* (December 15, 1995). In each instance, the date set forth in the proposal was the end of the year in which the shareholder meeting was held. This is equally true of the Proponents' shareholder proposal. There are also deadlines set forth in proposals calling for the sale of the entire business (a class of letter not cited above), including a deadline of 120 days in *Alleghany Valley Bancorp, Inc.* (January 3, 2001) (solicit and present offers to purchase the company within 120 days after the annual meeting).

It is thus clear that the date suggested in the Proponents' shareholder proposal does not constitute micromanaging.

C. "Underlying Purpose"

The criterion applied by the Staff in *General Electric Company* (January 10, 2005) and *The Walt Disney Company* (December 14, 2004) was the "thrust and focus" of the proposal. In other words the Staff looked to the four corners of the document and did not attempt to examine the motives of the proponents. We note that this is a wise approach since were the Staff to attempt to ascertain motivation, it would be entering the quagmire than often surrounds Rule 14a-8(i)(4). Indeed, were the Staff were to abandon the four corners approach, proponents would produce affidavits, e.g. that although the original motivation was tobacco-related, a close examination of Paramount and/or Viacom had led the affiant to have additional, financial, concerns about that business.

(We note in passing that almost a quarter century ago the principal proponent of the instant resolution was perhaps the first to suggest that Mobil Oil spin off Montgomery Ward, anticipating by several years the actual occurrence of that event. See *Mobil Corporation* (March 11, 1983).) However, we believe that the Staff has wisely chosen to avoid examination of the subjective motives of proponents.

When we examine the "thrust and focus" of the Proponents' shareholder proposal, we find little about tobacco. Indeed, although Viacom acknowledges that "thrust and focus" is the proper criterion, its letter fails to point out why the Proponents' proposal fails that test. On the contrary, if we examine the proposal itself, there is but one paragraph that mentions tobacco. That paragraph consists of only 92 words. The entire proposal has 471 words, with the result that tobacco related words constitute only about 18 1/2% of the entire proposal. Hardly enough to indicate that tobacco is at the heart of the proposal and constitutes its focus, or even its thrust.

In short, tobacco is not the "thrust and focus" of the Proponents' shareholder proposal.

RULE 14a-8(i)(3)

Nowhere does Viacom claim that any statement is false. Rather it claims that the statements in the Whereas Clause are irrelevant. That may be true if the proposal is viewed as one dealing with smoking in movies, but hardly if one views it as dealing with an extraordinary transaction, such as the spin off of Paramount. Each and every statement made in the Whereas Clause relates to the question of whether it would be desirable to separate the two businesses (cable and entertainment), so that each is not weighed down with the burdens of the other.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Michael D. Fricklas, Esq.
Fr. Micheal Crosby

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END